To: Thoughtful Media Group Inc.

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated February 16, 2024 in the Registration Statement on Form S-1, under the Securities Act of 1933, with respect to the consolidated balance sheets of Thoughtful Media Group Inc. and subsidiaries (collectively, the “Company”) as of December 31, 2023 and 2022, the related carveout combined and consolidated statements of operations and comprehensive income, consolidated statements of shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”).

We also consent to the reference to our firm under the heading “Experts” in such Registration Statements.

Onestop Assurance PAC

Singapore

August 15, 2024